Exhibit 11

STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

(Amounts in thousands except, per share data)

	For the Three Months ended March 31,
	2010	2009
Numerator:
Net income available to common shareholders	$5,525	$12,993
Less adjustment for earnings and gains from discontinued operations	(440)	(1,816)
Less allocation to participating securities for basic EPS(1)	(24)	(140)

Numerator for basic earnings per share from continuing operations	$5,061	$11,037
Plus allocation to participating securities for diluted EPS(1)	1	—
Numerator for diluted earnings per share from continuing operations	$5,062	$11,037

Denominator:
Denominator for basic earnings per share—weighted average shares	55,320	51,180
Dilutive effect of stock based awards	95	—

Denominator for diluted earnings per share adjusted for weighted average shares and assumed conversion	55,415	51,180

Basic earnings per share from continuing operations	$0.09	$0.22
Basic earnings per share from discontinued operations	0.01	0.03

Basic earnings per share	$0.10	$0.25

Diluted earnings per share from continuing operations	$0.09	$0.22
Diluted earnings per share from discontinued operations	0.01	0.03

Diluted earnings per share	$0.10	$0.25

(1)	Adjustment to the numerators for diluted net income per share calculations when applying the two class method of calculating earnings per share.